SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

Janel World Trade, Ltd.

(Name of Issuer)

Common Stock, $0.001 par value per share

  (Title of Class of Securities)

470773102

  (CUSIP Number)

John Joseph Gonzalez II

7 Parsons Landing

Islip, NY 11751

Telephone:

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 470773102		13D	Page 2 of 6 Pages
1			NAME OF REPORTING PERSONS John Joseph Gonzalez II S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS* PF
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000
	10	SHARED DISPOSITIVE POWER 0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14			TYPE OF REPORTING PERSON* IN

 SCHEDULE 13D

Item 1.    Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (“Common Stock”), of Janel World Trade, Ltd. (the “Issuer”). The address of the principal offices of the Issuer is 150-141 132nd Avenue, Jamaica, New York 11434.

Item 2.    Identity and Background.

(a) This statement is being filed by John Joseph Gonzalez II (the “Reporting Person”).

(b) The Reporting Person’s address is 7 Parsons Landing, Islip, New York 11751.

(c) The Reporting Person is employed by the Issuer as its Senior Managing Director of the Company’s Northeast Region.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

On December 20, 2014, the Reporting Person purchased 3,000,000 shares of Common Stock in a private sale from a stockholder of the Company. The aggregate purchase price of the shares so acquired was $390,000. The source of the funding for the purchase of these shares was the Reporting Person’s personal funds.

Item 4.    Purpose of Transaction.

The Reporting Person has acquired the shares of Common Stock covered by this statement to hold as an investment.

The Reporting Person does not have current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (other than as a result of the Reporting Person’s stock ownership);

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may from time to time acquire beneficial ownership of additional shares of Common Stock or dispose of any shares of Common Stock beneficially owned by him, including pursuant to any stock option or similar plan of the Issuer in which the Reporting Person is eligible to participate.

Item 5.    Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 3,000,000 shares of Common Stock, representing 10.8% of the Common Stock. This does not include options to purchase shares of Common Stock held by the Reporting Person, which options are not exercisable within sixty (60) days of filing this Schedule 13D.

(b) The Reporting Person has sole voting and dispositive power with respect to all of the shares of Common Stock covered by this statement.

(c) Within the sixty (60) days prior to filing this Schedule 13D, the Reporting Person effected the transaction described under Item 3 above and such transaction is incorporated by reference herein.

(d) None.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Reporting Person’s employment with the Company and pursuant to a stock option agreement, dated September 10, 2014, by and between the Reporting Person and the Company, the Reporting Person was granted an option to purchase 2,000,000 shares of Common Stock at a purchase price of $0.0849 per share. The option vests in three installments: On each of September 10, 2015 and 2016, the option becomes exercisable with respect to 666,667 shares and on September 10, 2017, the option becomes exercisable with respect to the remaining 666,666 shares. Upon termination of the Reporting Person’s employment, all unvested options terminate immediately and all unexercised options may be exercised for ninety (90) days thereafter, except that if the Reporting Person is terminated by reason of dishonesty, commission of a felony or an intentional act that has a material adverse effect on the Company or if the Reporting Person accepts employment with a competitor of the Company without the Company’s consent, then all unexercised options terminate immediately.

On September 24, 2014, the Reporting Person entered into a Subscription Agreement with the Issuer, pursuant to which he purchased 12,500 shares of the Issuer’s Series C Cumulative Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”) at a price of $10.00 per share (or, $125,000 in the aggregate). As a holder of Series C Preferred Stock, the Reporting Person is entitled to receive annual dividends at a rate of 8.25% per annum of the original Series C Preferred Stock issuance price, or $10.00 per share subject to adjustment upon certain events (“Original Issuance Price”), when, as and if declared by the Issuer’s Board of Directors. Beginning on September 24, 2017, such rate shall increase by 2% annually to a maximum rate of 14.25%. In the event of liquidation, the Reporting Person shall be paid an amount equal to the Original Issuance Price, plus any accrued but unpaid dividends thereon. The Issuer may, at its option, redeem the Reporting Person’s Series C Preferred Stock at any time upon notice to the Reporting Person and payment of the Original Issuance Price, plus any accrued but unpaid dividends thereon (“Redemption Price”). The Reporting Person may, at his option beginning on the September 24, 2018, redeem his Series C Preferred Stock for an amount equal to the Redemption Price. The Series C Preferred Stock does not carry any voting rights, except that a majority vote of the outstanding Series C Preferred Stock is required to (a) adopt amendments to the Issuer’s Amended and Restated Articles of Incorporation or bylaws which amendments would adversely affect the Series C Preferred Stock or (b) effect a liquidation, dissolution or winding up of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1.

Stock Option Agreement, dated September 10, 2014, by and between Janel World Trade, Ltd. and John Joseph Gonzalez II (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed September 16, 2014).

Exhibit 2.	Certificate of Designation for Series C Preferred Stock of Janel World Trade, Ltd. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 29, 2014)
Exhibit 3.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 30, 2014)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 29, 2014

/s/ John Joseph Gonzalez II
John Joseph Gonzalez II

-7-